UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

MORGANS HOTEL GROUP CO.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

61748W108

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies LLC

9130 W. Sunset Boulevard

Los Angeles, California 90069

(310) 789-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ronald W. Burkle

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,367 shares(1)

	8	Shared Voting Power 12,500,000 shares(2)

	9	Sole Dispositive Power 22,367 shares(1)

	10	Shared Dispositive Power 12,500,000 shares(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,522,367 shares(1) (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 27.9%(1) (2)

14.	Type of Reporting Person* IN

(1) Includes beneficial ownership of common stock of the issuer through vested restricted stock units for 22,367 shares of the issuer’s common stock.

(2) Beneficial ownership of common stock of the issuer is through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 32,347,666 shares of the issuer’s common stock outstanding as of March 5, 2013, as reported on the issuer’s annual report on form 10-K for the fiscal year ended December 31, 2012, as filed on March 6, 2013 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Management, LLC 30-0013506

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 12,500,000 shares(2)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 12,500,000 shares(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000 shares(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 27.9%(2)

14.	Type of Reporting Person* OO

(2) Beneficial ownership of common stock of the issuer is through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 32,347,666 shares of the issuer’s common stock outstanding as of March 5, 2013, as reported on the issuer’s annual report on form 10-K for the fiscal year ended December 31, 2012, as filed on March 6, 2013 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Funds, LLC 30-0013485

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 12,500,000 shares(2)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 12,500,000 shares(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000 shares(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 27.9%(2)

14.	Type of Reporting Person* OO

(2) Beneficial ownership of common stock of the issuer is through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 32,347,666 shares of the issuer’s common stock outstanding as of March 5, 2013, as reported on the issuer’s annual report on form 10-K for the fiscal year ended December 31, 2012, as filed on March 6, 2013 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance Fund II, LLC 26-2119718

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 12,500,000 shares(2)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 12,500,000 shares(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000 shares(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 27.9%(2)

14.	Type of Reporting Person* OO

(2) Beneficial ownership of common stock of the issuer is through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock.  Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 32,347,666 shares of the issuer’s common stock outstanding as of March 5, 2013, as reported on the issuer’s annual report on form 10-K for the fiscal year ended December 31, 2012, as filed on March 6, 2013 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance Fund II, L.P. 26-2119783

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,535,580 shares(3)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 7,535,580 shares(3)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,535,580 shares(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 18.9%(3)

14.	Type of Reporting Person* PN

(3) Beneficial ownership of common stock of the issuer is through a warrant to purchase 7,535,580 shares of the issuer’s common stock.  Exercise of the warrant is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 32,347,666 shares of the issuer’s common stock outstanding as of March 5, 2013, as reported on the issuer’s annual report on form 10-K for the fiscal year ended December 31, 2012, as filed on March 6, 2013 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108		SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance (Parallel) Fund II, L.P. 26-2119907

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,964,420 shares(4)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 4,964,420 shares(4)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,964,420 shares(4)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 13.3%(4)

14.	Type of Reporting Person* PN

(4) Beneficial ownership of common stock of the issuer is through a warrant to purchase 4,964,420 shares of the issuer’s common stock.  Exercise of the warrant is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 32,347,666 shares of the issuer’s common stock outstanding as of March 5, 2013, as reported on the issuer’s annual report on form 10-K for the fiscal year ended December 31, 2012, as filed on March 6, 2013 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

* See Instructions

CUSIP No. 61748W108	SCHEDULE 13D/A

This Amendment No. 6 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 25, 2009, as subsequently amended by Amendment No. 1 (“Amendment No. 1”) to Schedule 13D filed with the SEC on April 26, 2010, as subsequently amended by Amendment No. 2 (“Amendment No. 2”) to Schedule 13D filed with the SEC on July 23, 2010, as subsequently amended by Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed with the SEC on March 23, 2011, as subsequently amended by Amendment No. 4 (“Amendment No. 4”) to Schedule 13D filed with the SEC on August 29, 2011, as subsequently amended by Amendment No. 5 (“Amendment No. 5”) to Schedule 13D filed with the SEC on March 26, 2012 (collectively, this “Schedule 13D”) by (i) Ronald W. Burkle, an individual, (ii) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”), (iii) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (iv) Yucaipa American Alliance Fund II, LLC, a Delaware limited liability company (“YAAF II LLC”), (v) Yucaipa American Alliance Fund II, L.P., a Delaware limited partnership (“YAAF II”), and (vi) Yucaipa American Alliance (Parallel) Fund II, L.P., a Delaware limited partnership (“YAAF II Parallel” and, together with YAAF II, the “Investors”; and the Investors, together with Mr. Burkle, Yucaipa American, Yucaipa American Funds, and YAAF II LLC, are referred to herein as the “Reporting Persons”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co., a Delaware corporation (the “Company”).  The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 6) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 4.                                 Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented to add the following:

On March 30, 2013, the Investors and Yucaipa Aggregator Holdings, LLC, a wholly owned subsidiary of the Investors (the “Yucaipa Securityholder” and, together with the Investors, the “Yucaipa Parties”), entered into an Exchange Agreement with the Company (the “Exchange Agreement”), a subsidiary of the Investors entered into a Membership Interest Purchase Agreement with a subsidiary of the Company (the “Delano Purchase Agreement”) and the Yucaipa Parties entered into an Investment Agreement (the “Investment Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement” and, together with the Exchange Agreement, the Delano Purchase Agreement and the Investment Agreement, the “Transaction Agreements”) with the Company.  The Transaction Agreements are filed as exhibits to this Amendment No. 6, and the descriptions herein are qualified in their entirety by reference to the agreements as filed herewith and incorporated by reference herein.

At the concurrent closings of the transactions contemplated by the Transaction Agreements:

•                  the Investors will acquire the Company’s 100% ownership interest in a subsidiary that owns the Delano hotel in South Beach (“Delano South Beach”) and all of the Company’s ownership interest in TLG Acquisition, LLC (“TLG”), a subsidiary that is 90%-owned by Morgans Group LLC (“Morgans Group”) and owns and operates certain locations of the Company’s nightclub and food and beverage management business;

•                  a subsidiary of the Investors will enter into a management agreement under which Morgans Hotel Group Management LLC, a subsidiary of the Company, will manage Delano South Beach;

•                  the Yucaipa Parties will surrender to the Company (1) the Investor Warrants to purchase a total of 12,500,000 shares of the Common Stock, (2) 75,000 shares of the Company’s outstanding Series A Preferred Securities, including accrued and unpaid dividends thereon, and (3) $88 million principal amount of the Company’s 2.375% Senior Subordinated Convertible Notes;

•                  Morgans Group will transfer to TLG its membership interests in MB Las Vegas Holdings LLC, which holds leasehold interests in three restaurants in Las Vegas, and the Investors will cause TLG to pay Morgans Group $6.5 million and to pay to, or on behalf of, Morgans Group the remaining note obligations of Morgans Group with respect to the acquisition of such leaseholds;

•                  the existing governance rights of the Investors and their affiliates with respect to the Company will be modified; and

•                  the Yucaipa Securityholder has agreed to purchase any shares of Common Stock not subscribed for in the Company’s intended public rights offering to its existing stockholders and holders of non-managing membership interests in its operating company subsidiary at a price of $6.00 per share in a transaction intended to raise aggregate gross proceeds of approximately $100 million, for which backstop the Yucaipa Securityholder will not be paid a fee.

CUSIP No. 61748W108	SCHEDULE 13D/A

The Exchange Agreement contains the following provisions relating to governance of the Company:

Amendments to Rights Agreement. The Rights Agreement will be amended at the closing under the Exchange Agreement to provide that, except with the prior written consent of YAAF II, on behalf of the Yucaipa Parties, and subject to specified exceptions, neither the Company nor any of its subsidiaries may amend the Company’s existing Rights Agreement, or adopt a new stockholder rights plan or comparable arrangement, that would (1) result in any of the Yucaipa Parties or their affiliates becoming an “acquiring person” as defined in the Rights Agreement or having a similar effect under any such new plan or comparable arrangement or (2) limit the ability of the Yucaipa Parties or their affiliates to acquire, hold or dispose of any of the Company’s securities in a manner that is more restrictive or limiting than under the Rights Agreement as in effect on the date of the Exchange Agreement, provided that the Company shall not need the consent of the Yucaipa Parties to extend the existing Rights Agreement.

Board Representation Rights. Following the closing of the transactions under the Exchange Agreement, the Yucaipa Parties will have the right to appoint two nominees for election to the board of directors, or three nominees for so long as the Investors and their subsidiaries collectively beneficially own at least 30% of the outstanding shares of Common Stock. If the Investors and their subsidiaries dispose of shares of Common Stock following the closing of the transactions under the Exchange Agreement so that they collectively beneficially own less than 5% of the outstanding Common Stock or acquire less than 5% of the outstanding Common Stock pursuant to the backstop arrangement and either subsequently sell any shares of Common Stock or fail to acquire beneficial ownership of additional shares of Common Stock such that they collectively beneficially own less than 5% of the outstanding Common Stock on or before the first anniversary of the closing under the Exchange Agreement, as such date may be extended pursuant to the Exchange Agreement, the Yucaipa Parties will no longer have the right to appoint nominees for election to the board of directors.

Board Size. During any period in which the foregoing board representation rights are in effect, the Company may not increase the size of the board of directors to more than nine directors without the prior written approval of each Investor.

Standstill Agreement. Subject to specified exceptions described below, each Investor has agreed that following the closing of the transactions under the Exchange Agreement, without the Company’s prior approval, the Investor will not, directly or indirectly, through its affiliates or associates or any other persons, or in concert with any person, or as a participant in a group:

•                  purchase, offer to purchase, hold or agree to purchase or otherwise acquire beneficial ownership of Common Stock (or securities convertible into or exchangeable for Common Stock) that would result in the Investors and their affiliates having beneficial ownership of more than the percentage of outstanding shares acquired by the Investors and their affiliates pursuant to the Investment Agreement; provided, however, that if the Investors and their affiliates do not acquire 32% or more of the outstanding Common Stock pursuant to the Investment Agreement and have not sold any of such shares, they may acquire during the year following consummation of the rights offering, as such date may be extended pursuant to the Exchange Agreement, up to an aggregate ownership of 32% of the outstanding Common Stock on the date of purchase;

•                  make, or in any way participate in (except in conjunction with the participation by a majority of the board of directors), any solicitation of proxies to vote any voting securities of the Company or any of its subsidiaries, or seek to control or direct the management of the Company or control or direct the board of directors by way of any public communication or communication with any person other than the Company, the directors of the Company or the Company’s authorized representatives;

•                  make any public announcement with respect to, or submit a proposal for, or offer of any acquisition of, or extraordinary transaction involving, the Company or any of its subsidiaries, or any of the securities or assets of the Company or its subsidiaries; or

•                  enter into any negotiations, arrangements or understandings with, or form, join or participate in a group with, any other person that takes, plans to take or seeks to take any of the foregoing actions.

The foregoing obligations of the Investors will terminate on the later of the first anniversary of the closing under the Exchange Agreement, as extended for certain extraordinary days when trading in the Company’s stock is not permitted by or recommended for directors, and the first date on which the Investors and their affiliates have beneficial ownership of less than 15% of the outstanding Common Stock.

At the closing of the transactions contemplated by the Exchange Agreement, the Purchase Agreement, dated as of October 15, 2009, which contains different governance and standstill provisions, will be terminated.

CUSIP No. 61748W108	SCHEDULE 13D/A

Item 5.                                 Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended to delete paragraphs (a)(i) and (a)(ii) in their entirety and replace them with the following:

(a)           (i)  YAAF II is the direct beneficial owner of 7,535,580 shares (3) of Common Stock, and YAAF II Parallel is the direct beneficial owner of 4,964,420 shares (4) of Common Stock based upon and subject to the Investor Warrants.  Mr. Burkle is the direct beneficial owner of 22,367 shares of Common Stock based upon vested restricted stock units.

(ii)  Based upon the 32,347,666 shares of Common Stock outstanding as of March 5, 2013, as disclosed by the Company in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on March 6, 2013, the number of shares of Common Stock directly beneficially owned by YAAF II, YAAF II Parallel and Mr. Burkle represents approximately 18.9% (3), 13.3% (4) and 0.1% of the Common Stock, respectively, and 27.9% of the Common Stock in the aggregate, in each case on a diluted basis.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented as follows:

The information set forth above in Item 4 is hereby incorporated by reference in response to this Item 6.

(3) Beneficial ownership of common stock of the issuer is through a warrant to purchase 7,535,580 shares of the issuer’s common stock.  Exercise of the warrant is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 32,347,666 shares of the issuer’s common stock outstanding as of March 5, 2013 as reported on the issuer’s annual report on form 10-K for the fiscal year ended December 31, 2012, as filed on March 6, 2013 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

(4) Beneficial ownership of common stock of the issuer is through a warrant to purchase 4,964,420 shares of the issuer’s common stock.  Exercise of the warrant is subject to mandatory cashless exercise, which reduces the shares of issuer’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the issuer’s common stock at the time of such exercise.  The percent of class of the issuer’s common stock beneficially owned is based on 32,347,666 shares of the issuer’s common stock outstanding as of March 5, 2013 as reported on the issuer’s annual report on form 10-K for the fiscal year ended December 31, 2012, as filed on March 6, 2013 and does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise.

CUSIP No. 61748W108	SCHEDULE 13D/A

Item 7.                                 Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1.

Exchange Agreement, dated as of March 30, 2013, between the Company and the Yucaipa Parties (attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K/A filed on April 2, 2013 and incorporated herein by reference).

2.

Membership Interest Purchase Agreement, dated as of March 30, 2013, between Morgans Group and Vintage Deco Hospitality, LLC (attached as Exhibit 10.2 to the Company’s Current Report on Form 8-K/A filed on April 2, 2013 and incorporated herein by reference).

3.

Investment Agreement, dated as of March 30, 2013, between the Company and the Yucaipa Parties (attached as Exhibit 10.3 to the Company’s Current Report on Form 8-K/A filed on April 2, 2013 and incorporated herein by reference).

4.

Registration Rights Agreement, dated as of March 30, 2013, between the Company and the Yucaipa Parties (attached as Exhibit 10.4 to the Company’s Current Report on Form 8-K/A filed on April 2, 2013 and incorporated herein by reference).

CUSIP No. 61748W108	SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 3, 2013

RONALD W. BURKLE

By:	/s/ Ronald W. Burkle

YUCAIPA AMERICAN MANAGEMENT, LLC

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN FUNDS, LLC

By: Yucaipa American Management, LLC
Its: Managing Member

	By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, LLC

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

		By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

CUSIP No. 61748W108	SCHEDULE 13D/A

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member